Exhibit 99.1

News Release #3/2014
2014-03-12

Baja Mining Reports TSX Venture Exchange Listing Approved and Extension to MMB Standstill Agreement with Lenders

Vancouver, March 12, 2014 - Baja Mining Corp. (the "Company" or "Baja") (TSX: BAJ - OTCQB: BAJFF) is pleased to announce that its common shares (the “Shares”) have been approved for listing on the TSX Venture Exchange. The Shares will be delisted from the Toronto Stock Exchange at the close of business on Friday, March 14, 2014 and commence trading on the TSX Venture Exchange at the open of business on Monday, March 17, 2014 under the symbol BAJ.

"We are pleased to have been able to transition trading of our shares to the TSX Venture Exchange without interruption of trading for shareholders," commented Tom Ogryzlo, Interim CEO of the Company.

In addition, Baja announces that it has been informed by Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. ("MMB") that a standstill agreement extension with the 2010 Project Financing lenders has been executed covering the period until the earlier of the execution of a formal debt restructuring agreement, and April 30, 2014. MMB has further advised that MMB and Korea Resources Corporation have discussed debt restructuring proposals with the lenders.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This news release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this news release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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